SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

Convocation of Extraordinary Shareholders’ Meeting

On September 13, 2004, the board of directors of Kookmin Bank has approved and ratified to convene the extraordinary shareholders’ meeting as follows:

• Time	October 29, 2004, 10 A.M.

• Venue	Auditorium, 4th floor, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758

• Agenda

• Appointment of executive directors

• Appointment of a candidate for the member of the Audit Committee, who is not a non-executive director

• Approval of previously granted stock options

The shareholders may exercise their voting rights in writing without attending the meeting in person.

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Kookmin Bank Press Release

With Respect to the Financial Supervisory Commission’s Allegations

On September 13, 2004, Kookmin Bank made a press release with respect to the Financial Supervisory Commission’s allegations that Kookmin Bank applied improper accounting standards in connection with its merger with Kookmin Credit Card and other accounting-related matters as follows.

In connection with Kookmin Bank’s board of directors meeting held on September 13, 2004, President and CEO Jung-Tae Kim expressed regret for causing concern to Kookmin Bank’s customers and shareholders as a result of the Financial Supervisory Commission’s allegations that Kookmin Bank applied improper accounting standards in connection with its merger with Kookmin Credit Card and other accounting-related matters.

However, the board of directors may consider possible legal action against the Financial Supervisory Commission as a result of the Financial Supervisory Commission’s allegations that Kookmin Bank applied improper accounting standards in connection with its merger with Kookmin Credit Card. As the board realizes that this has serious implications, it plans additional consultations with outside legal and accounting experts as to whether the accounting standards used in connection with Kookmin Bank’s merger with Kookmin Credit Card was improper and any effect such legal action may have on Kookmin Bank’s interests as well as those of its shareholders.

President Kim also announced that he will not seek a preliminary injunction against the enforcement of the Financial Supervisory Commission’s “disciplinary warning,” which will prevent him from seeking another term as Kookmin Bank’s president and CEO. Accordingly, President Kim also announced that the possibility of any legal action would be approved by the board of directors for the benefit of Kookmin Bank and not in connection with the extension of his term. In conclusion, President Kim expressed his desire to continue to do his best to oversee Kookmin Bank’s operations during the remainder of his term as its president and CEO.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 13, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President & Chief Financial Officer

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